India Globalization Capital, Inc.
4336 Montgomery Avenue
Bethesda, Maryland 20814
Phone: 301-983-0998
Fax: 240-465-0273

June 9, 2011

VIA EDGAR

Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549
Attn:  Rufus Decker
Accounting Branch Chief

Re:	India Globalization Capital, Inc.
Forms 10-K & 10-K/A for the Year Ended March 31, 2010
Forms 10-Q for the Periods Ended June 30, 2010, September 30, 2010 and December 31, 2010
Definitive Proxy Statement on Schedule 14A filed on July 23, 2010
File No. 1-32830

Dear Mr. Decker:

This is our response to the SEC Staff’s follow-up comments in your letter of May 9, 2011 to India Globalization Capital, Inc. (“IGC”) in regard to the above-referenced filings.

For your convenience, we have included each of the Staff’s comments in italics before each of IGC’s responses.  References in this letter to “we,” “our” or “us” mean IGC or its advisors, as the context may dictate.

ss:	India Globalization Capital, Inc.
John Selvaraj,
Treasurer, Principal Accounting
and Financial Officer

FORM 10-K/A FOR THE YEAR ENDED MARCH 31, 2010

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

IGC response:

Where relevant, we have provided proposed revised draft disclosures in our responses below.   We have indicated which comments we propose to address by amending IGC’s existing SEC filings and which comments we propose to address in subsequent filings.  Unless we are directed otherwise by the SEC, we will wait for the SEC’s comments on this response before amending our current filings.

Risk Factors, page 7

General

2. We have read your response to prior comment seven.

•
You indicate that the individual responsible for consolidation and preparation of your financial statements is located in India.  He is a trained accountant with twenty years of accounting experience. He has studied U.S. GAAP accounting over the last three years primarily by working with the outside experts and continues to work closely with our outside U.S. GAAP consultants. He and his team took over the conversion activity from the outside consultants in 2010. Please more fully explain the nature of the time and extent of his involvement with the U.S. GAAP consultants.

IGC response:

The individual responsible for consolidation and preparation of our financial statements is employed full-time by IGC, is a qualified accountant by education and experience, and is located in India.  He is in charge of our U.S. GAAP financial statement preparation.  Specifically, he undertakes technical accounting analysis for various routine and non-routine transactions, manages all of the accounting staff in India, manages and coordinates the day-to-day financial reporting process, and manages the monthly and quarterly closings of the books of account.

Additionally, for any matters that may require outside consultation, our accountant calls upon qualified consultants with special expertise in U.S. GAAP accounting, U.S. tax, legal, and other matters.  For the purpose of preparation of IGC’s financial statements, he records appropriate entries, is responsible for currency conversion, prepares the consolidated statements, co-ordinates with the outside auditors for the completion of the audit process, and drafts footnotes and other disclosures.  As noted above, he also consults with outside U.S. GAAP experts whenever is required.

In general, our accountant is a key member of the financial reporting team and spends more than 70% of his time in financial reporting matters and considerable time (approximately 30%) in co-ordination with U.S. GAAP accounting consultants and outside auditors in the preparation of IGC’s U.S. GAAP financial statements.

During Fiscal 2010, our accountant was also responsible for transitioning from an external bookkeeping and U.S. GAAP conversion service to an in-house operation.  Our accountant worked with both our former U.S. GAAP accounting consultants and our new U.S. GAAP accounting advisor, which we hired in January 2010.  Our accountant was provided with help from the new outside U.S. GAAP advisor on the preparation of Form 10-Qs and Form 10-Ks, cash flow statements, footnotes, disclosures, among others, and other technical accounting interpretations for key transactions.

•
You mentioned that your CFO previously worked for a public company. Please explain his role at this public company. Please tell us how long he worked at this public company. Please tell us whether that company's financial statements were prepared in U.S. GAAP. Please provide us with similar information for the other members of your core finance group.

IGC Response:

Our CFO previously worked for a Maryland-based corporation, Startec Global Communications, Inc. (Startec).  After its initial public offering in 1997, he worked at Startec until 2007.  He held the Vice President of Finance position for over six years at Startec.  His responsibilities included, the set-up and management of Startec’s overseas operations, (UK, France, Germany, Netherlands, India, and certain Asian countries), management of accounting operations, banking, and financial reporting including consolidated financial statements, statement conversions to U.S. GAAP, and filings with the SEC.  As a U.S. publicly held company, Startec’s financial statements were prepared in accordance with U.S. GAAP.

In each of IGC’s operations, there are accounting personnel responsible for carrying out the day-to-day accounting processes.  Our accountant in India and our CFO are the core of our finance team and directly supervise our financial reporting process.

•
You indicate that you have recently engaged a large accounting firm on a retainer basis as your accounting advisor. You consult them to seek relevant guidance and technical accounting assistance and when in need of a review of certain disclosures and other related issues. Please provide us with a more robust discussion of the credentials of this large accounting firm and the specifics surrounding your consults subsequent to retaining them.

IGC Response:

We engaged our current U.S. GAAP advisor in January 2010.  Our U.S. GAAP advisor is the Indian branch of a global network of professional firms providing audit, tax and advisory services. They provide U.S. GAAP audit and advisory services in the area of financial reporting to a range of international and national clients. The firm employs accounting professionals and advises us on important accounting matters. The firm employs individuals that are trained and experienced in U.S. GAAP.

Based on our needs, the advisor provides the following services:

•	Review of Form 10-Q and Form 10-K prior to filing with the SEC and assisting IGC in identifying potential disclosures and improved compliance with U.S. GAAP; and
•	Assistance under U.S. GAAP on accounting issues identified by the IGC’s management.

Subsequent to retaining our current U.S. GAAP advisor, we have consulted them practically on all accounting matters both as a way to familiarize them with our procedures and as a way to provide our staff with a deeper understanding of U.S. GAAP and SEC reporting. Specifically, we have consulted them about: accounting entries to be recorded in financial statement for consolidation, assistance in the simplification of consolidation worksheets, additional desirable financial statement disclosures, the accounting for  de-consolidation, treatment of stock, options and warrants, repayment/exchange of debt, depreciation, equity table, notes, new reporting and disclosure rules, and U.S.GAAP rules for revenue recognition, among others.

•	In addition, for each accounting firm/consultant, please provide the following:

▪	Tell us the specific role of the accounting firm/consultant with regards to the preparation of the financial statements;

IGC Response:

We use three accounting firms/consultants/advisors, as follows:

The first is the U.S.GAAP advisor that we hired in January 2010, as mentioned before.  Apart from the specifics described above, they also review our Form 10-Qs and Form 10-Ks to ensure that they comply with requirements including any new accounting literature. They also check Form 10-Qs and Form 10-Ks against a check-list to ensure compliance.

The second accounting firm is KPK faServ India Pvt Ltd (“KPK”).  They are based in Bangalore India, and are responsible for all record keeping for IGC USA and IGC Mauritius. They are involved in the day-to-day recording of transactions. They prepare the stand-alone financials for the IGC holding company. They have ready access to the U.S. GAAP advisor.

The third accounting firm we use is T.D. Emory and Associates a U.S. based tax consultant. They prepare the calculations and disclosures related to tax.

▪	Tell us whether the accounting firms/consultants are involved in the daily recording of transactions;

IGC Response:

KPK does the day-to-day recording of transactions of the USA and Mauritius holding companies.  None of the other firms mentioned are involved in the day-to-day recording of transactions.

▪	Tell us whether these accounting firms/consultants are on-site and are essentially performing a record keeping role;

IGC Response:

None of the outside firms or consultants are located on-site.  KPK is off-site and they perform a record-keeping role for parts of IGC as noted above.  We provide them all the necessary source documents for the purpose of book-keeping and our IGC personnel co-ordinates this activity and exercises review and control on an ongoing basis.

In all our operating companies, there are in-house accounting teams that carry out day-to-day accounting and record-keeping processes that comprise most of our business.

▪	Specifically identify the types of procedures that your accounting firms/consultants are providing; and

IGC Response:

The procedures performed by each of our consultants and accounting firms are described above.

▪
For each accounting firm/consultant identified, please provide us with a robust discussion of the background of the specific employees of the accounting firms/consultants that provide services to the Company.  Please tell us specifically about the employees' U.S. GAAP experience including whether they worked at a public company or audited public companies.  Please also discuss the employees’ role and how long they worked in a U.S. GAAP environment.

IGC Response:

Our U.S. GAAP advisor employs professionally qualified chartered accountants trained and having practical working experience in U.S. GAAP audits and advisory engagements for their clients.  The team members have gone through the internal U.S. GAAP training and have relevant experience.  A number of advisor’s employees have worked on audits and advisory projects in public companies.  They have experience ranging from three to ten years on audit and accounting requiring U.S. GAAP and related reporting matters.   They are able to utilize their own team of internal experts on an as needed basis for any highly technical matters that may arise. The U.S. GAAP advisor has a client service team (comprising Engagement Director, Engagement Manager, Engagement In-charge and other team members) based out of Bangalore in India that is led by an Engagement Director. The Engagement Director is a qualified chartered accountant with over 10 years of post-qualification experience in the area of accounting and audit under U.S. GAAP, IFRS and Indian GAAP. The Engagement Director has been involved in audits of SEC registrants in the past and has extensive experience in U.S, GAAP engagements. The Engagement Manager is also a qualified chartered accountant with over 7 years of post-qualification experience in the areas of accounting and audit under U.S. GAAP, IFRS and Indian GAAP. The Engagement Manager has been involved in U.S. GAAP audits of other companies in the past. The Engagement In-charge is also a qualified chartered accountant with over 3 years of post-qualification experience in the areas of accounting and audit under U.S. GAAP, IFRS and Indian GAAP. The Engagement In-Charge has been involved in U.S. GAAP audit of SEC registrants in the past.  Initial discussions between the company and the U.S. GAAP advisor are initiated with the Engagement In-charge and are then escalated to others.

KPK is an accounting firm directed and staffed by qualified Chartered Accountants from India. Their primary business focus is providing back-office accounting support services for clients spread across the world, but mostly for their Indian business clients and also for some business enterprises located in the USA and UK. Our primary contact at the firm is the Managing Partner.  KPK’s expertise in U.S. GAAP has been largely gained from their hands-on experience rendering support services to their clients both for direct accounting and also group reporting.  KPK’s professionals have not worked in public companies nor audited public companies.  Their role is to provide bookkeeping for business transactions.  KPK has been working with U.S. GAAP clients for the last four years.

Our U.S. based tax consultant, TD Emory, CPA & Associates, prepares our income tax returns and advises us on tax strategies and disclosures for the financial statements.  The individual that we work with is the Managing Partner at the firm, Mr. Emory, a CPA with experience in U.S. taxation.  His experience includes assisting U.S. based filers, including Fannie Mae, with the preparation of Form 10-Qs, Form 10-Ks and restatements. He started his accounting career and training at the public accounting firm of Ernst & Young and worked there from 1998 to 2007.

Management's Discussion and Analysis, page 17

General

3. We have read your response to prior comment nine. You have provided a sensitivity analysis showing the impact on revenues and expense of a 5% change in the exchange rate. As previously requested, please expand MD&A to address how the actual changes in your exchange rate impacted your revenues and expenses for the periods presented.

IGC Response:

For Fiscal 2009 and 2010, IGC had revenues only from operations in India.  IGC’s non-USD revenues and expenses are converted into USD amounts based on the average rate of exchange.  The average rate of exchange used is as follows:

Fiscal 2009 – 1 USD = INR 45.35

Fiscal 2010 – 1 USD = INR 47.91

In the analysis below, we have compared the reported revenue and expense numbers for Fiscal 2010 with the Fiscal 2010 based on the average exchange rate used for Fiscal 2009 to highlight the impact of exchange rate changes on IGC’s revenues and expenses.

Particulars	2009-10 (actual exchange rate)	2009-10 (using the exchange rate which was used in 08-09)	Total Variation	Variation in percentage
Total Revenue	$17,897,826	18,908,155	$1,010,329	5.65%
Total expenses before taxes	$17,166,255	18,135,287	$969,032	5.65%
Average exchange rate for 1 USD	INR 47.91	INR 45.35

In future, we will provide similar discussions in our MD&A.

4. We have read your response to prior comment 10 and have the following additional comments:

•
Under your critical accounting policy for revenue, you simply reiterate your revenue recognition policy as discussed on page F-10 of your financial statements. You disclose that revenue from sales of goods is recognized when substantial risk and rewards of ownership are transferred to the buyer under the terms of the contract. Please revise your disclosure to further clarify when substantial risk and rewards of ownership are transferred to the buyer. Please expand your disclosure to indicate what consideration you gave to SAB 104 in determining when revenue from sales of goods is recognized.

IGC Response:

We propose to add the following to our disclosure:

Revenue recognition:  For the sale of goods, the timing of the transfer of substantial risks and rewards of ownership is based on the contract terms negotiated with the buyer, e.g., FOB or CIF.  IGC considers the guidance provided under SAB 104 in determining revenue from sales of goods. Considerations have been given to all four conditions for revenue recognition under that guidance. The four conditions are:

•	Contract – Persuasive evidence of our arrangement with the customers;

•	Delivery – Based on the terms of the contracts, IGC assesses whether the underlying goods have been delivered and therefore the risks and rewards of ownership are completely transferred;

•	Fixed or determinable price – IGC enters into contracts where the price for the goods being sold is fixed and not contingent upon other factors.

•
Collection is deemed probable – At the time of recognition of revenue, IGC makes an assessment of its ability to collect the receivable arising on the sale of the goods and determines that collection is probable.

Revenue for any sale is recognized only if all of the four conditions set forth above are met. These criteria are assessed by IGC at the time of each sale.   In the absence of meeting any of the criteria set out above, IGC defers revenue recognition until all of the four conditions are met.

•
With reference to the appropriate authoritative literature, please further expand your critical accounting policies to clarify how you determine your reporting units. To the extent that any of your reporting units have estimated fair values that are not substantially in excess of the carrying value and to the extent that goodwill for these reporting units, in the aggregate or individually, if impaired, could materially impact your operating results, please provide the following disclosures for each of these reporting units in future filings:

▪	With reference to ASC 350-20-35-33 through 38, identify the reporting unit and your basis for concluding you have only one reporting unit;

▪	The percentage by which fair value exceeds the carrying value as of the most-recent step-one test;

▪	The amount of goodwill;

▪	A description of the assumptions that drive the estimated fair value;

▪
A discussion of the uncertainty associated with the key assumptions. For example, to the extent that you have included assumptions in your discounted cash flow model that materially deviates from your historical results, please include a discussion of these assumptions;

▪	A discussion of any potential events and/or circumstances that could have a negative effect to the estimated fair value;

▪	If you have determined that the estimated fair value substantially exceeds the carrying value for all of your reporting units, please disclose this determination; and

▪
Please further clarify why, based on the underlying results of your operations, there have been no material changes to your underlying assumptions. Specifically, please address the fact, as indicated in your response to prior 15, that TBL had a contract for a national highway valued at approximately $24.5 million that was prematurely terminated by the government for various reasons. Clarify when this contract was terminated and how such termination impacted your assumptions underlying your goodwill impairment testing.

IGC Response:

In ASC 350.20.20 a reporting unit is defined as an operating segment or one level below the operating segment.  A component of an operating segment is a reporting unit if the component constitutes a business for which discrete financial information is available and segment management regularly reviews the operating results of that component.   We have determined that IGC operates in a single operating segment.  While the CEO reviews the consolidated financial information for the purposes of decisions relating to resource allocation, the CFO, on a need basis, looks at the financial statements of the individual legal entities in India for the limited purpose of consolidation. Given the existence of discrete financial statements at an individual entity level in India, we believe that each of these entities constitute a separate reporting unit.

The entire goodwill is allocated to TBL, which is a separate reporting unit.  TBL is the appropriate level for recording and allocating the goodwill because it is the applicable reporting unit.

Where the estimated fair values are not substantially in excess of the carrying value and to the extent that goodwill for these reporting units, in the aggregate or individually, if impaired, could materially impact our operating results, we will provide all of the above noted disclosures in our future filings.  In the past, the fair value of this reporting unit was substantially in excess of its carrying value.

The contract for a national highway valued at approximately $24.5 million was awarded to TBL under a Joint Venture with Velecha Engineering Ltd.  This contract was cancelled by the National Highway Authority of India (NHAI) on April 27, 2010 because of NHAI’s inability to provide the required land and because of some regional unrest prevailing in the project’s area.

As of March 31, 2010, it was fairly clear that the execution of the highway project was doubtful given the local situation.  Therefore, IGC had already moved to arbitration to recover its investment made in the project as of March 31, 2010.  However this did not materially change our underlying assumptions since IGC has been actively bidding and winning other contracts and IGC’s cash flow projections used in the testing excluded the highway contract which had been terminated.

5. We have read your response to prior comment 11. Please provide the following:

•
You indicate that the fair value method considers the value of assets such as land and building and discounted cash flows from operating activities. It appears that you are using two separate methods for calculating fair value. Please tell us whether you weight each method used for determining fair value;

IGC Response:

While performing the annual investment impairment test, we have arrived at the fair value of the investment on the following basis:

•
For certain long lived assets such as land which are not currently deployed in the operating activities of the investee company, the fair value of the assets has been arrived at based on the recoverable value associated with these assets.  This value is in addition to the value of the operating cash flows.

•
For all other assets other than the land mentioned above which are currently being used in the operations of the Company, the fair value has been arrived at based on the net operating cash flows expected to be generated by such assets.

•	We believe that we have used a single method for obtaining the fair value, which is based on ‘value-in-use’ and therefore reflects appropriate valuation of the business.

•	Please confirm that you are not aggregating the results of these separate methods for calculating fair value;

IGC Response:

We confirm that we are not aggregating results under the two methods while calculating the fair value of the reporting unit for the same assets and there is no double counting of cash flows.

•
Please tell us how you have updated and reliable cash flow information for Sricon. In this regard, we note your difficulty in obtaining financial information or participating in the board meetings for Sricon;

IGC Response:

Our cash flow information for Sricon is based on information available to us as on that date and an understanding of the industry in which Sricon operates. We invested in Sricon in 2008 and at the time of investment we conducted a complete due diligence of the operations of Sricon which included detailed cash flow projections. Subsequently, we have been monitoring the operations of Sricon and we believe that Sricon has been able to meet and sustain most of its operating targets and has met the cash flow projections. Given this, in spite of the fact that subsequently, after March 2010, we have had difficulty in getting access to the financial statements of Sricon, based on the information available as of December 31, 2009, we believed that the cash flow projections were achievable.

•
You indicate that your infrastructure business generally operated on margins in the range of 12% to 16%, Please identify your infrastructure business and how that business relates to the underlying business of Sricon which engages in the civil engineering, construction and maintenance of high temperature plants;

IGC Response:

We refer to the civil engineering, construction and maintenance of high temperature plants as part of our infrastructure business.  Apart from these areas, infrastructure would also include the building of roads, bridges, highways and heavy construction, which includes civil engineering and construction of steel and cement plants, which we refer to as high temperature plants. This discussion is in line with the general industry practice.

•
In light of your difficulty in obtaining financial information or participating in the board meetings for Sricon, disclose, and provide to us supplementary, the underlying support you utilized for the assumptions used in determining the present value of existing contracts, as well as expected future contracts that Sricon is likely to win based in its successful bidding history; and

IGC Response:

The assumptions used for existing contracts projects the revenues at a very conservative growth.  Sricon has invested in approximately 200 employees in terms of housing for the employees and also in equipment necessary for it to carry on its business. Given this investment and the existing contracts, we believe that the projected growth rate for the cash flows of Sricon is achievable. Although Sricon has a fairly good track record for winning contracts it bids on, we projected growth from new contracts to add to the existing revenue only at a rate of 25% per year.  This would mean that Sricon would have to only win one contract for civil engineering and construction of a plant per year.  With the rapid growth in infrastructure and specifically in new steel and cement plants being deployed in India, we believe that these projected growth rates are reasonable, conservative and hence achievable.

•
Please tell is how you determined that it is appropriate to include contracts claims that Sricon has filed in your determination of fair value. Please cite the accounting literature used to support your conclusion.

IGC Response:

The Company operates in an infrastructure sector and works mostly on government contracts spanning large periods of time. Given the period of time involved in the contract execution, generally the amount of consideration ultimately to be received by the Company for the execution of these contracts is settled through arbitration proceedings. As a practice, the Company charges all contract execution costs to the income statement as and when these are incurred. Further since these claims are pending arbitration and the final settlement orders are not received, the Company as a matter of prudence does not recognize these claims as assets till the arbitration orders are actually received. However past practice indicates that the arbitration proceedings are settled in the favor of the Company and the Company generally receives an additional settlement for the cost overruns. From an impairment perspective, the Company believes that the investment value in Sricon is therefore represented by cash flows that are expected to arise in the future in respect of already executed contracts, the final settlement of which are pending arbitration and therefore the same is included in the impairment testing.

The computation is based on the consistent manner of computation of projected cash flows used in accounting.

6. We note your response to prior comment 12. With reference to ASC 350-20-35-33 through 38, please tell us supplementally and expand your disclosures to clarify how you determined that your subsidiary, Techni Bharathi Limited (TBL) is the appropriate level at which to assess goodwill for impairment. In addition, you propose to add disclosure, as indicated on the bottom of page 19 of your response, to the effect that, "Our impairment testing indicates that all of our operating units currently have fair values substantially in excess of their carrying values." Please tell us supplementally and revise your disclosures to clarify what you mean by the term operating units.

IGC Response:

As per ASC 350-20-35-4 through 35-19, the impairment testing of goodwill is a two-step process. The first step of the goodwill impairment test, used to identify potential impairment, compares the fair value of a reporting unit with its carrying amount, including goodwill. If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not impaired, thus the second step of the impairment test is unnecessary.  If the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment test shall be performed to measure the amount of impairment loss, if any. The second step of the goodwill impairment test, used to measure the amount of impairment loss, compares the implied fair value of reporting unit goodwill with the carrying amount of that goodwill. If the carrying amount of reporting unit goodwill exceeds the implied fair value of that goodwill, an impairment loss shall be recognized in an amount equal to that excess.  The loss recognized cannot exceed the carrying amount of goodwill.  After a goodwill impairment loss is recognized, the adjusted carrying amount of goodwill shall be its new accounting basis.  Subsequent reversal of a previously recognized goodwill impairment loss is prohibited once the measurement of that loss is completed.

Therefore, the first step in the impairment testing for goodwill is the identification of reporting units and the allocation of goodwill to these reporting units. As per the response provided to comment 4 above, we believe based on our assessment that each individual legal entity of the Company in India qualifies as a separate reporting unit. Accordingly, TBL which is one of the legal entities, is also considered to be a separate reporting unit and therefore we believe that the assessment of goodwill impairment at the subsidiary level which is also a reporting unit is appropriate.

Further our proposed disclosure is to read as "Our impairment testing indicates that all of our reporting units currently have fair values in excess of their carrying values."

7. We have read your response to prior comment 13. Please show us in your supplemental response what your revisions will look like.

IGC Response:

The Company reviews its long-lived assets with finite lives for impairment whenever events or changes in business circumstances indicate that the carrying amount of assets may not be fully recoverable. The company is also vigilant in monitoring for any indicators of impairment and ensures that this is done on an on-going basis. The impairment testing is done at the entity (subsidiary) level since there are no individual assets or asset groups generating identifiable cash flows at any level below the entity level. While computing the fair values for calculation of impairment, for long-lived assets such as land, the Company obtains independent professional appraisals of the market value of the asset.  In the case of other long-lived assets, the Company assesses the fair value based on discounted cash flows of the projected cash flows from each of the assets. Successive impairment tests carried out in the past indicate that the fair value at the entity level exceeds the book carrying value.

Results of Operations

Fiscal Year Ended March 31, 2010 Compared to Fiscal Year Ended March 31, 2009, page 21

8. We have read your response to prior comment 14. We asked you to discuss your revenue streams related to sales of goods, revenues from construction/projects, revenue from property development and revenue from service related activities. You indicate that you do not have such information. We remind you that Rule 5-03.1 of Regulation S-X requires that you state separately among other items, net sales of tangible products and revenues from services as well as the costs and expenses applicable to costs of tangible goods sold and cost of services. Please provide such information in future filings.

IGC Response:

We confirm that we will endeavor to provide the required information in all future filings.

9. We have read your response to prior comment 15. You have simply itemized your specific working capital changes. Please confirm that you will further explain the nature of the contracts you curtailed and how those contracts impacted your historical results of operations and address the underlying reasons for the ($4,522,214) change in accounts receivable, $1,757,399 change in prepaid expenses and other current assets and the $1,508,359 change in accounts payable. Please specifically address the nature of the $2,310,734 TBL - new contract claims awarded. Please show us what your revised disclosure will look like.

IGC Response:

TBL won an arbitration award for $2,310,734 for additional work done on certain contracts for its client the Government of India. In 2009 it won an amount of $1,681,237 for work completed for the National Highway Association of India (NHAI). In May 2004 and on July 22, 2009, it won $629,497 for work completed for the Cochin International Airport Ltd in May 2007. The above amounts have not been received as of March 31, 2010.

Our revised disclosure will be as follows:

The increase in accounts receivable of $ 4.52 million is primarily due to the receivable from the contract claim that was settled in an arbitration proceeding. The award was from certain contracts where IGC had completed additional work amounting to $ 2.31 million. Of the remaining increase $1.69 million comes from an increase in trade receivables in IGC Mining, IGC Materials and IGC Logistics.  The TBL award amounting to $2.31 million was won in arbitration against two clients.  In 2009 an amount of $1,681,237 was awarded to TBL for work completed for the National Highway Association of India (NHAI).  This work was completed in May 2007.  We have not received the award as the Government of India is attempting to put in place processes and a policy to expedite payments to contractors. We are actively following up on the collection of the award. The second award was for $629,497 against the Cochin International Airport Ltd for work completed by TBL in May 2007. This amount has also not been received by us. We are in negotiations with the International Airport and we are considering legal action to collect the award.

The decrease in prepaid expenses and other current assets of $ 1.76 million is primarily due to the write off of capitalized costs including material costs. This write off pertains to $1.91 million of contracts that were settled in arbitration proceedings as described above.

The increase in accounts payable of $ 1.51 million is primarily due to the increase in accounts payable in IGC Mining, IGC Materials and IGC Logistics which amounted to $ 1.31 million of the increase.

10. We have read your response to prior comment 16. Please specifically address the underlying reasons for the ($4,522,214) change in accounts receivable, $1,757,399 change in prepaid expenses and other current assets and the $1,508,359 change in accounts payable. Please revise your disclosure to provide a more robust explanation of the reasons for the changes in the components above.

IGC Response:

The increase in receivables, inventory and accounts payable is mainly due from the first year of operation of IGC Materials, IGC Mining and IGC Logistics.

The increase in accounts receivable of $ 4.52 million is primarily due to the receivable from the contract claim that was settled in two separate arbitration proceedings. The award was from certain contracts where IGC had completed additional work amounting to $ 2.31 million.  The TBL award amounting to $2.31 million was won in arbitration against two clients.  In 2009 an amount of $1,681,237 was awarded to TBL for work completed for the National Highway Association of India (NHAI).  This work was completed in May 2007.  We have not received the award as the Government of India is attempting to put in place processes and a policy to expedite payments to contractors. We are actively following up on the collection of the award. The second award was for $629,497 against the Cochin International Airport Ltd for work completed by TBL in May 2007. This amount has also not been received by us. We are in negotiations with the International Airport and we are considering legal action to collect the award. Of the remaining increase, $1.69 million comes from an increase in trade receivables in IGC Mining, IGC Materials and IGC Logistics in their first year of operations.

We recorded a decrease in prepaid expenses and other current assets of $ 1.76 million. We wrote of this amount of capitalized costs including material costs as it pertained to $1.91 million of contracts that were settled in arbitration proceedings as described above.

The increase in accounts payable of $ 1.51 million is primarily due to the increase in accounts payable in IGC Mining, IGC Materials and IGC Logistics which amounted to $ 1.31 million of the increase.  This was the first year of operations for these companies.

Financial Statements

Balance Sheets, page F-2

11. We have read your response to prior comment 20. Please confirm that your will revise your disclosures to disclose the nature of your $810,890 investment-other caption on your March 31, 2010 balance sheet.

IGC Response:

We confirm that we will provide adequate disclosures relating to the investment-others in our amended filings.

Consolidated Statements of Comprehensive Income, page F-4

12. We have read your response to prior comment 22. Please confirm that you will include a similar disclosure to the table included in your supplemental response in your future filings.

IGC Response:

We confirm that we will provide a similar disclosure in our future filings.

Statement of Cash Flows, page F-6

13. We have read your response to prior comment 24. You indicate that you will amend the statement of cash flows for fiscal 2010. Please ensure you address the following:

•	Include an explanatory paragraph in the audit opinion that references the restatement;

•	Include a prominent restatement footnote in the financial statements that describes the restatement of statements of cash flows;

•	Full compliance with FASB ASC 250-10-45-23 and FASB ASC 250-10-50-7;

•	Update Item 9A disclosures to include the following:

▪	a discussion of the restatement and the facts and circumstances surrounding it,

▪	how the restatement impacted the CEO and CFO's original conclusions regarding the effectiveness of their disclosure controls and procedures,

▪	changes to internal controls over financial reporting, and

▪	Anticipated changes to disclosure controls and procedures and/or internal controls over financial reporting to prevent fixture misstatements of a similar nature.

Refer to Items 307 and 308(c) of Regulation S-K;

•	Filing an Item 4-02 Form 8-K; and

•	Label the appropriate columns on your financial statements as restated.

Please also address this comment as it relates to your revisions to diluted earnings per share as indicated in your response to prior comment 21.

IGC Response:

We confirm that we will address all of the above in our revised filings both in response to comment 21 and 24 of our original response.

Note 1 -Nature of Operations and Basis of Presentation, page F-7

j) Accounts Receivable, page F-11

14. We have read your response to prior comment 27. Please provide the following:

•
Given that you have only collected 25% of the receivable amounts as of September 30, 2010, please also tell as how you have determined the collectability of the receivable as of March 31, 2010 and September 30, 2010. Please also tell us how much of this receivable that has been collected to date; and

•
Given the sudden regulatory changes in China, please clarify the total revenue recognized and your basis for recognizing these revenues. Please tell us what consideration you gave to SAB 104 in recognizing revenue related to this receivable.

IGC Response:

The collectability of the receivable is assessed based on two parameters – the ability of the customer to pay and the legal right we have to enforce such payment. In terms of the delivery, we believe that we have completed all our obligations under the contract and therefore, we have a legal right to enforce payment under the contract. Further we believe based on an analysis of the customer that the customer has an ability to make payment under the contract. Therefore as March 31, 2010 and September 30, 2010 we have not made any provision for doubtful accounts with respect to this receivable. The reasons for the delay in payment are primarily circumstances beyond the control of the Company and therefore we continue to monitor this receivable closely to assess if there are developments that may impair the receivable. As of date, on a cumulative basis, we have collected $3.2 million in respect of this receivable out of the total billing of $4.8 million.

As explained more fully in response to comment 4, revenue recognition for the sale of goods, as in this case, is based on an assessment of all conditions specified under SAB 104. One of the conditions relating to the recognition of revenue is evidence on collectability. This evidence is to be established at the point of revenue recognition. As of the date of sale, we assessed the collectability of the receivable from the customer for this contract and believed the same was recoverable and therefore recognized revenue. The total revenue recognized for this transaction is $4.8 million.

We will continue to assess the recoverability of the balance amount.

Note 11 - Related Party Transactions, page F-19

15. We have read your response to prior comment 28 and have the following additional comments.

•
Please tell us and expand your disclosures to clarify why Sricon has been unwilling to repay its $3.1 million obligation to you as well as what this obligation relates to. Further, clarify when you expect to pursue collection of this receivable in a court of law;

•
Given the apparent unwillingness of Sricon to repay this obligation as well as the fact that you intend to pursue collection of this receivable in a court of law, it does not appear appropriate to solely base your assessment of the recoverability of this receivable on Sricon's ability to repay. Please comprehensively reassess and disclose how you determined that the receivable is 100% recoverable or revise to provide an appropriate allowance for doubtful accounts; and

•
You also indicated that this receivable does not specify a repayment date. Given that this receivable was related to contracts in the two years ended March 31, 2009, you have not received any payments for this receivable in over a year, and you appear to need to pursue collection of this receivable in a court of law, please reassess the appropriateness of classifying this receivable as current.

IGC Response:

•
Our subsidiary TBL advanced $3.1 million to Sricon to fund a bid on a new contract and provide the working capital requirement for the contract. Subsequently, due to certain disputes that have arisen between Sricon and IGC as evidenced in our other replies, the receivable of $3.1 million is still outstanding. Sricon is unwilling to pay the amount as it seeks to offset the amount as an equity payment from IGC.  However the amount was advanced from TBL and not from IGC and TBL has no equity in Sricon. Further, the two entities IGC and TBL are legally different companies and therefore TBL has legal remedies under Indian law.  We have engaged Indian counsel and they are in the process of preparing the case to pursue the recovery of this receivable.  We expect to try and resolve this matter over the next 60 days and if we are unsuccessful we will pursue collection in a court of law.  As a first step, TBL has already formally intimated the Nagpur court where Sricon is domiciled, that TBL is a creditor and has a claim on the properties of Sricon. This is to legally prevent Sricon from selling any major assets without a release from TBL.

•
The determination of the recoverability of this receivable is based on the assessment of factors such as the ability of Sricon to repay the receivable and the legal position of TBL to enforce the repayment of the receivable. We continue to believe that this is recoverable based on Sricon’s assets and its ability to repay the loan and our legal right to enforce recovery.

•
As stated above, the funds advanced to Sricon was solely to bid on a new contract and meet the working capital requirements.  The loan is repayable on demand and hence is classified as a current receivable on TBL’s books. The receivable continues to be repayable on demand and therefore we believe that the classification of this receivable as current in the books of accounts is appropriate. We will continue to assess the classification of this receivable at every period end based on the legal opinion that we receive.

Note 18 - Deconsolidation, page F-23

16. We have read your response to prior comment 30 and 31 and have the following additional comments.

•	Please provide us a signed and dated copy of the Share Transfer and Repayment of Loan Agreement between ICG Mauritius and Sricon Mauritius;

•
Please tell us who initiated the plan to decrease your ownership in Sricon and why such decision was made. Please tell us the nature and timing of underlying negotiations between the Company and Sricon;

•	Please explain why Sricon has not been cooperative in providing you current as well as audited historical financial information;

•
Please provide us with the most recent Sricon financial information you have obtained. In this regard, we note from your response to prior comment 52 that you are receiving financial information from Sricon on a three month lag. Please clarify why this financial information is not sufficient to provide the summarized financial information of Sricon as required by Rule 8-03(b)(3) of Regulation S-X;

•
Please address whether your Form 10-K is considered timely filed given the lack of audited financial statements for Sricon as required by Note 5 to Rule 8-01 of Regulation S-X. Address the need to provide investors with risk factor or other disclosures regarding the lack of these financial statements; and

•
Please ask your auditors to comprehensively explain to us how they verified significant amounts in Sricon's financial statements such that they were able to opine on the appropriateness of the Company's receivable from and investment in Sricon.

IGC Response:

•	The signed and dated copy of the share transfer and the repayment of loan agreement between IGC Mauritius and Sricon Mauritius is appended to this response letter.

•
The plan to decrease ownership in Sricon was first initiated by the Managing Director of Sricon as a way to offset the loan. This because the mentioned director felt that IGC’s ability to repay the loan diminished during the 2008 financial crisis and the subsequent decrease in our stock price. The initial proposal was resisted by IGC, as IGC felt that it did not want to own a minority interest in Sricon and further believed that the investment was one that would be in the best interest of its shares holders. These discussions went on for the better part of one year with various combinations and options discussed between the parties. Essentially, the Sricon Founder wanted the company back and we did not want to acquiesce. As this continued, IGC’s Board decided to focus management on building a materials and mining company, as there was an opportunity and this was complimentary to the skill sets in the construction companies. While building the materials company, we continued to negotiate with Sricon. As our focus shifted to materials and mining, IGC’s Board began to question the wisdom of raising money at low IGC valuations to retain ownership of Sricon. In order to find a legal path that would lead to a solution without getting into prolonged litigation, we sought the advice of three legal experts including one of the leading litigators in India.  The idea was to avoid litigation, not embark on it. We finally settled and hired a very well-heeled Delhi law firm, whose Partner is a leading specialist in company matters and deliberating cases before the Company Law Board, where matters relating to companies in India are heard.  The Law Firm considered our rights and Sricon’s rights under the original IGC-Sricon Stock Purchase Agreement and relevant Indian laws.  Based on their eventual advice we settled on a course of action that would eventually lead to a decrease in our ownership of Sricon.  As pointed out elsewhere, all this coalesced in February 2010 leading to an agreement that was signed on March 27, 2010 that is binding and enforceable in India.

•	Sricon has not been cooperative in providing us with current as well as audited historical financial information as a means to harass us and in order to increase their negotiating leverage.

•
Sricon Infrastructure Limited is a Company incorporated in India and it prepares financial statements in Indian GAAP.  For the purposes of consolidation, we use the Indian GAAP financial statements as a base, identify U.S. GAAP related adjustments and prepare U.S. GAAP financial information in order to present consolidated statements. We do not obtain a separate opinion on the U.S. GAAP financial statements of Sricon. Relative to the March 31, 2010 statements, the last set of financial information that we received for Sricon that would enable us to prepare U.S. GAAP financial statements was for the period ended December 31, 2009, which is why we said   three month lag.

•
Our 10-K is considered timely filed based on the deconsolidation of Sricon and the auditors having sufficient information to verify the accounts. In our future filings, we will add a complete disclosure relating to the non-availability of the financial statements of Sricon and identify the same as a potential risk factor. However, under the current circumstances, it is not possible to obtain any additional information from Sricon for past period.

•
Our auditors stated that: “the figures of the Indian Subsidiary, Sricon Infrastructure P Ltd, which were incorporated in the financial statements of IGC Inc., USA were verified with the books of accounts together with the supporting documents, workings and other details underlying the respective entries in the said books to their (our) satisfaction.”

17. We have read your response to prior comment 32. You indicate that there was no agreement for the decrease in ownership of Sricon at the time of the filing of your Form 10-Q for the quarter ended September 30, 2009 on November 12, 2009. We have the following comments in this regard.

•
With reference to the date you signed the agreement, tell us the stage of the negotiations as of the date you filed your Form 10-Q for the quarter ended September 30, 2009 to support that while there was a possibility of reducing your ownership, it was not deemed probable that your ownership in Sricon would be reduced such that disclosure of this potential agreement was not necessary;

•
As previously requested, and based on the date you signed the agreement and/or the stage of negotiation of signing such agreement, tell us why this information was not necessary for inclusion in your Form S-3, file no. 333-163548 filed on December 7, 2009 or your post-effective amendments to your Form S-3, file no. 333-124942 filed on January 28, 2010 and February 3, 2010; and

•
It is also not clear how why you did not file an Items 2.01 and 9.01 Form 8-K for the deconsolidation of Sricon when the agreement was finalized. Please tell us the amount of time that elapsed from the date the agreement was finalized to the filing of your Form 10-Q for the quarter ended December 31, 2009.

IGC Response:

•
As of September 30, 2009, we were in the process of negotiating with Sricon the terms for the settlement of debt and a possible reduction in our Sricon investment.  However, these negotiations were not then at a stage advanced enough to be considered probable of occurring given that there were multiple possible outcomes and legal complications.  A particularly important consideration to moving forward was legal compliance in India. We only received final legal advice on our possible options to achieve the desired results with Sricon subsequent to September 30, 2009.  We were able to conclude on a course of action only well after that date. Therefore, given that we had neither reached advanced stages of negotiation nor obtained definitive legal advice prior to the filing of the Form 10-Q for the quarter ended September 30, 2009, we believed that our negotiations with Sricon did not warrant disclosure in our Form 10-Q.

•
Item 11(b) of Form S-3 requires a registrant to disclose all material changes that have occurred since the end of the latest fiscal year for which certified financial statements were included in the latest annual report to the security holders and which have not been described in Form 10-Q or Form 8-K filed under the Exchange Act.  As of the date of the filing of Form S-3 on December 7, 2009, or the post-effective amendments on January 28, 2010 and February 3, 2010, a definitive legal course of action for the disposition of a part of our Sricon investment had not been determined and was therefore not disclosed.  We had a meeting of the minds, board approvals, and legal clearance for the dilution in our stake on or about February 8, 2010, after the filing of the last post-effective amendment dated February 3, 2010 and before the filing of the December 31, 2009 Form 10-Q.  However at the time of filing of Form 10-Q for the quarter ended December 31, 2009, despite holding a stake of 63% in Sricon, based on the impending board decision, we assessed our situation and concluded that we had lost control of Sricon. Therefore, we de-consolidated Sricon effective October 1, 2009.  Subsequently, we signed an agreement on March 27, 2010 with an effective date of October 1, 2009 for the transfer of shares and the loan waiver.

•	Two business days elapsed between February 8, 2011 when we had the appropriate consents, and February 10, 2011, when the December Form 10-Q was filed.

18. We have read your response to prior comment 33. You indicate that the additional documents needed to complete the audit procedures related to Sricon were subsequently provided. As previously requested, please specifically confirm that the financial statements for Sricon as of March 31, 2010 were made available and were your basis for determining the recoverability of your accounts receivable from and investment in Sricon as of March 31, 2010 as well as your equity in earnings of Sricon for the period subsequent to October 1, 2009. Please clarify if these financial statements were audited and if not your basis for reliance on them.

IGC Response:

After IGC reduced its investment in Sricon, given our reduced stake, we were not able to exercise a strong enough degree of influence or control over Sricon’s management.  This situation resulted in a delay in us obtaining Sricon’s financial statements. Subsequently, we have had some disputes with Sricon’s management.  Accordingly, we have taken steps to obtain the Sricon financial information on a timely basis.  These steps are discussed in detail in our prior response to comment 52.  The equity in earnings of Sricon for the period October 1, 2009 to March 31, 2010 is based on Sricon’s financial statements as of December 31, 2009.  We had a three-month time lag in obtaining Sricon’s financial statements.  Sricon’s financial statements are based on Indian GAAP.  We depend on further additional information that we receive from Sricon to convert the Indian GAAP financial statements into U.S. GAAP statements for consolidation with IGC’s statements.  We do not receive a separate audit opinion on Sricon’s statements converted to U.S. GAAP.  However the balances and transactions that constitute Sricon’s U.S. GAAP financial information and that are used for consolidation purposes are examined by our independent auditors.

Note 19 - Income Taxes, page F-24

19. We have read your response to prior comment 34. Given your loss recorded for the year ended March 31, 2010, your loss recorded for the nine months ended December 31, 2010, the uncertainty as to the timing of your contracts executed in June 2010 in the amount of $200 million and in light of your disclosures on page F-11 regarding the sudden regulatory changes in China, we believe you should provide a detailed explanation as to how you determined it is more likely than not that your deferred tax assets are realizable. Please specifically discuss your reliance on future taxable income and how the timing of your new contracts executed in June 2010 may impact your future taxable income. If you are also relying on tax-planning strategies, please disclose their nature and any uncertainties, risk, or assumptions related to these tax-planning strategies. Please disclose how you determine that your deferred tax assets are recoverable as of March 31, 2010 and September 30, 2010.

Please also confirm that you will revise your disclosures to address how you determined that your deferred tax assets are recoverable.

IGC Response:

We continue to believe that the deferred tax assets that we had recognized at December 31, 2010 continue to be recoverable given the fact that the iron ore sales contracts that we executed in June, 2010 are of a high dollar value with significantly good margins.

Our inability to deliver ore to China is based on the closure of exports from the state of Karnataka where we operate.  The Indian state government shut down mining until it could put in place adequate processes to monitor illegal mining activity.  The regulatory changes that occurred in China banned the import of low-grade ore by traders. Our customers in China currently are primarily steel mills and not traders. Despite the delays in shipping ore from India to China we continue to have excellent relations with our customers. In fact, our CEO visited our customers in China to update them in the month of May 2011.  Once the export restriction is removed, we expect to perform and deliver ore to our customer and earn sufficient taxable income to utilize all the deferred tax assets that we have recorded. Although the timing of the contract’s performance may have an impact on the periods in which we will earn the taxable income, given the amount estimated to be earned from these contracts, we believe that this impact will be negligible.  We have not relied on any specific tax planning strategies in the recognition of the deferred tax assets.

Again, we believe that all of the deferred tax assets that IGC has recorded and reported as of March 31, 2010, September 30, 2010, and December 31, 2010 are completely recoverable.

We will revise our disclosure in all our future filings to include an explanation of just why we believe the deferred tax assets are fully recoverable.

20. Your rate reconciliation indicates that your effective tax rate was (83)% and 34% for the years ended March 31, 2010 and 2009. However, your effective tax rate computed from the amounts on your statement of operations was (39)% and 89%. Please advise or revise your disclosures accordingly.

IGC Response:

The disclosures relating to the effective tax rate in our financial statements for the year ended March 31, 2010 were not in line with the effective tax rate computed in our statement of operations. We will correct these disclosures in our Form 10-K for the period ended March 31, 2010.

Note 20 - Segment Information, page F-27

21. We have read your response to prior comment 36. Please provide the following:

•
It is still not clear how you determined that you have one operating segment. You indicate that the reports received by the CODM comprising a component's operating results on a quarterly or more frequent basis may qualify as a segment. Please tell us whether your CODM reports contain financial information about each of your business components at the entity level. Please provide us with a summary of the CODM reports that are reviewed by your CODM; and

IGC Response:

The CODM report only contains revenue information at the legal entity level. This information is not sufficient to allow the CODM to assess performance and make resource allocation decisions at the legal entity level. The detailed financial information with respect to the business components is only provided to the CODM at a consolidated level, that is, at the IGC level.  The CODM reviews financial information at the consolidated entity level. Thus the CODM assesses performance, makes decisions and allocates resources only at an entity level which is the IGC level. Therefore, IGC believes that it operates in a single operating and reportable segment.

Attached is a summary of the CODM report for the quarter ended March 31, 2010 which was reviewed by the CODM. The account information for the separate entities obtained for the purpose of financial statement consolidation is reviewed on an as needed basis by the COO and the CFO.

•
Please also tell us what you mean when you say that the CODM is generally not assessing performance or allocating resources at the business component level. It appears that your use of the word "generally" may suggest that he may assess performance at the business level from time to time. Please advise or revise accordingly.

IGC Response:

The word “generally” was used inadvertently and incorrectly in our prior response.  The CODM does not assess performance at the business component level.

FORM 10-Q FOR THE PERIOD ENDED DECEMBER 31, 2010

General

22. Please address the comments above in your interim filings as well.

IGC Response:

We will address all the above comments in our interim filings as well.

Consolidated Statements of Operations, page 4

23. We have read your response to prior comment 44. Please confirm that you will provide disclosure regarding the nature of the material components of your other income in periods where the amounts are material.

IGC Response:

We will provide adequate disclosures regarding the nature of material components relating to other income in periods where the amounts are material.  Below is a sample disclosure. We will make these disclosures in the periods in which this component is material.

Sample disclosure:

“The other income for the three months ended December 31, 2010 amounting to $0.02 million is on account of the translation of the dues from subsidiaries in India to the parent company in the United States. The movement in the exchange rate of INR against the US dollar from Rs 44.59 as at the end of the previous quarter to Rs 44.80 as at the end of the current quarter has resulted in the other income for the three months ended December 31, 2010.”

Note 2 - Significant Accounting Policies

e) Revenue Recognition, page 10

24. We have read your response to prior comment 48. Please provide the following:

•
Please tell us and disclose the types of pre-contracts costs that are deferred and written of over the course of the contract as revenue is earned. Please tell us what consideration you gave to ASC 605-35-25-39 through 41. Please revise your accounting policy accordingly;

IGC Response:

The pre-contract costs mentioned above refer to the expenses incurred by IGC in the mobilization stage of a newly awarded contract but after the contract has been executed. The expenses include those that are incurred in the transportation of machinery, erection of heavy machinery, clearing of the campsite, workshop ground cost, overheads, etc. All such costs are booked to deferred expenses and written off over the period in proportion to revenues earned.

ASC 605-35-25-39 through 41 specifically deals with all costs incurred prior to being awarded the contract (prior to contract execution) and hence is not applicable in the case of IGC’s above mentioned costs which are incurred after the contract is awarded and executed.

•
You indicate that you adjust contract amounts and the related revenues for all change orders. Please revise your disclosure to disclose how you account for approved and unapproved change orders. Please tell us what consideration you gave to ASC 605-35-25-25 through 28; and

IGC Response:

Where the modifications of the original contract are such that they effectively add to the existing scope of the contract, they are treated as a change order. On the other hand, where the modifications are such that they change or add an altogether new scope, these are accounted for as a separate new contract. IGC adjusts contract revenue and costs in connection with change orders only when they are approved by the customer and IGC.

•
Please revise your disclosure to indicate how you account for claims on your percentage of completion contracts. Please disclose whether you record the amounts of additional contract revenues relating to claims only if it is probable that the claim will result in additional contract revenue and if the amount can be reliably estimated. Refer to ASC 605-35-25-30 through 31.

IGC Response:

The additional contract revenue relating to claims is only accounted after the proper award of the claim by the competent authority. The contract claims are considered in the percentage of completion only after the proper award of the claim by the competent authority.

25. We have read your response to prior comment 49. As previously requested and with reference to the purchase contracts under which you are fulfilling your revenue contracts, please address the appropriateness of recognizing revenue on a gross basis. Please refer to the guidance in ASC 605-45-45.

IGC Response:

As noted in our prior response to comment 49, IGC has been purchasing aggregate and iron ore from multiple suppliers in order to honor its revenue contracts since it has not yet commenced production from its own mines and quarries. We have evaluated the appropriateness of recognizing revenue on a gross basis.  We have studied ASC 605-45-45 and we believe our current policy of recognizing revenue on a gross basis is in line this guidance. Our conclusion is based on the following indicators for gross reporting found in ASC 605-45-45:

•
IGC is the primary obligor in the revenue contracts entered into by it.  IGC itself is responsible for the fulfillment of the products or services ordered or purchased by the customer. This is a strong indicator that IGC has the risks and rewards of a principal in the transaction and that it should record revenue gross based on the amount billed to the customer.

•
General inventory risk lies with IGC because in cases where the customer has a right of return and exercises that right, the title to the goods will be taken back by IGC. The arrangements that IGC enters into with its suppliers of aggregate and iron ore are without recourse of any sort. This means that irrespective of the outcome of the transaction between IGC and its customer, the original supplier’s obligation ends when IGC purchases the material.

•	IGC has full flexibility in determining the price at which the material will be sold indicating that its role is as a principal in the transaction.

•
IGC has multiple suppliers from which it procures aggregate and iron ore. It also has the sole discretion to decide which suppliers will be selected and also has the sole discretion to select the suppliers.

•
IGC bears the risk related to the physical loss since it takes title to the aggregate and iron ore after a customer order has been received but before the product has been transferred to a carrier for shipment. This is also an indicator for gross reporting.

•
IGC bears the risk of default by its buyer. In the event of default by the buyer, IGC has no right to recover any amount from its suppliers. IGC has to pay its suppliers the full amount after the supplier has provided the material, irrespective of whether the sales price is fully collected.

Note 7 - Goodwill page 16

26. We have read your response to prior comment 50. You indicate that goodwill was tested for impairment in March 2010 and no impairment existed then. You also indicate that through December 2010, there have been no indicators of changes in TBL’s prospects and circumstances to raise any concerns about its goodwill becoming impaired. Please provide us TBL’s results of operations for the year ended March 31, 2010 and 2009 as well as the nine months ended December 31, 2010 and 2009 to support your conclusions. In addition and as previously requested, please tell us whether you considered the fact that your current market capitalization is significantly below the book value of your equity, as an indicator of potential impairment of your goodwill.

IGC Response:

Below are the condensed results of operations for TBL for the years ended March 31, 2010 and 2009, as well as, for the nine months ended December 31, 2010 and 2009.

	31-Mar-09	31-Dec-09	31-Mar-10	31-Dec-10
	TBL	TBL	TBL	TBL
Revenue	$3,071,931	2,860,983	4,004,683	$1,044,727
Cost of revenue	(2,867,531)	(2,020,813)	(3,314,850)	(876,283)

Selling, general and administrative expenses	(4,121)	(539,836)	(838,308)	(173,981)
Depreciation	(418,279)	(297,150)	(367,770)	(238,795)
Operating income	(218,000)	3,184	(516,244)	(244,332)

Interest expense	(135,722)	(362)	(568)	(3,189)
Interest income	152,363	100,760	129,518	107,627
Other Income	-	6,757	279,934
Income before income taxes	(201,359)	110,339	(107,361)	(139,895)
Provision for income taxes, net	(94,005)	(85,208)	(122,801)	70,660
Income after income taxes	(295,364)	25,131	(230,161)	(69,235)
Net Income	(295,364)	25,131	(230,161)	(69,235)
Net income before depreciation	$122,915	322,281	137,609	$169,560

TBL’s net income before depreciation, or its cash flow, has improved in the nine months ended December 31, 2010 as compared to March 31, 2010. The impairment test for March 31, 2010 was based on cash flow projections and the independent valuation of certain assets.  Therefore, we believe that there are no indicators that would require us to perform an impairment test for the period ended December 31, 2009. We believe that the current dip in IGC’s market capitalization is most likely due to other factors not related to TBL.  Therefore we have not considered the market dip as an indicator for impairment testing. We routinely perform an annual year-end goodwill impairment test.   If we find that there is any impairment loss incurred, then we will record the loss in our quarter and year ended March 31, 2011 financial statements.

Note 13 – Deconsolidation, page 17

27. We have read your response to prior comment 51. Based on this most recent information obtained from Sricon, please tell us how you determined that your investment in Sricon of $8.4 million is recoverable. In this regard we note the five factors you highlight as your basis for assessing recoverability of this investment are very global in nature and do not appear to substantiate your conclusion that your investment in Sricon is recoverable. Please provide us with the objective and verifiable information you obtained to support your conclusions.

IGC Response:

After we reduced our investment in Sricon, we have had some disputes with Sricon’s management as we explained in our prior response to comment 52.  Our impairment test that we have described in detail in our prior response to comment 5 was performed as of March 31, 2010.  The test indicated that there was no impairment of our investment in Sricon despite our disputes with Sricon’s management.  As of December 31, 2010, we reviewed our prior impairment test of our investment in Sricon.  We found that there were no changes or other circumstances that would require us to redo our earlier impairment test. Based on the factors that we earlier set forth in our prior response to comment 51, we do not believe that there were and changes or circumstances that required us to redo the impairment test. As a part of our annual year-end audit for Fiscal 2011, we will redo the impairment test for our Sricon investment and assess its recoverability.

28. We read your response to prior comment 52. You indicate in your Form 10-Q for the quarter ended December 31, 2010 that since you have not been able to obtain information required for applying the equity method of accounting from the management of Sricon that as of December 31, 2010 you are valuing your investment in Sricon at cost. This appears contrary to the last sentence in your response which states that “Nonetheless, IGC will continue to pursue Sricon’s current financial information…so that it can apply the equity method of accounting on a current basis, rather than using information from three months prior.” Please clarify.

IGC Response:

In the absence of financial information, IGC has valued its investment in Sricon at cost. It continues to pursue Sricon’s current financial information and upon being provided with it, we will change to the equity method of accounting for this investment. Our prior response to comment 52 should have read: “Nonetheless, IGC will continue to pursue Sricon’s current financial information by both legal and other means so that it can apply the equity method of accounting.”

Liquidity and Capital Resources, page 29

29. We have read your response to prior comment 53. Please provide the following:

•
Given the significant decrease in revenues and the reduction of your bank lines in India to amounts borrowed and outstanding, please explain the impact of these sources of cash from period to period and the impact of these changes on your liquidity and capital resources;

IGC Response:

As noted above, some of our primary sources of funding are the bank lines in India and amounts borrowed from the US investors used for investment purposes in India. A significant part of these borrowings were invested in several alternate business opportunities in the infrastructure sector in India, including mining and quarrying. We now expect that these newly acquired quarries will be cash flow positive generating free cash flow of approximating $1,000,000 a year from August 2011. Accordingly, we do not believe that the reduction of the bank lines in India or the existence of amounts borrowed and outstanding will significantly impact our liquidity, our ability to service our current debt, or our ability to carry out our planned operations.

•
You disclosed that your sources of cash will be sufficient to meet your needs over the next calendar year. Given that you used $3.0 million and $2.2 million in operations for the year ended March 31, 2010 and for the nine months ended December 31, 2010, please tell us how your projected total cash available will be sufficient to meet your needs over the next calendar year;

IGC Response:

Our current operations in India are either at break even or are expected to begin earning a net profit starting in August 2011.  IGC’s overall expenses are mostly related to corporate overhead, which is comprised of: office and related staff in Maryland, SEC compliance including legal fees, various U.S. GAAP outside advisors, and U.S. GAAP audit and travel.  We are projecting that our two quarries in India will become cash flow positive and will generate about $1,000,000 a year in free cash flow starting August, 2011.  This will be sufficient to cover over overheads. We projected for our internal planning that the export of ore from Karnataka may be closed through September 2011.  Therefore, we have not projected profits from the iron ore export business.

In addition, we have about $1,400,000 in restricted cash, which we expect will be freed by the Indian government in July or August 2011. We also have approximately $2,500,000 claim receivable that we won in arbitration.  We expect to receive the proceeds of this claim in 2012.  IGC’s variances from its budget typically occur from three sources: 1) delays in reaching positive cash flow at the quarries, 2) inadequate proceeds from stock issuances, and 3) unforeseen SEC or other legal/ accounting issues which increase our costs for lawyers and consultants.  Finally, although we are not counting upon it, we believe that our iron ore export business is capable of generating about $1,000,000 in profits, when it is resumed.  We hope that the Indian government will permit the resumption in the latter part of 2011.

•
Please provide the assumptions and estimates used to project that your rock crushers and ore operations will have net profit of $1.0 million and $0.25 million during the next twelve months. Given that you have incurred significant losses during the nine months ended December 31, 2010 and year ended March 31, 2010, please tell us how you determined that your rock crushers and ore operations are projected to produce net profits over the next twelve months; and

IGC Response:

The assumptions for the rock crushers are that the total capacity of the two crushers is 100,000 metric tons (MT) per month and that there will be eleven months of operations.  Our assumptions were that the crushers would produce 70,000 MT per month and generate a profit of $1.33 per MT.  This equates to $1,026,000 per year.  At full production the crushers would generate approximately $1,466,000.   We have not included a royalty benefit that the Indian government gives to rock crushers in underdeveloped zones in our projections.  The government reimburses the entire investment made in the crushers including infrastructure cost in the form of a royalty benefit.  We have applied for but not yet received approval from the government for our crusher sites.  However, we expect to receive the government approval in the next few months, or earlier.

•	Please also disclose if you expect any alternative sources of funding to be available in the future.

IGC Response:

IGC was previously S-3 eligible and conducted an at-the-market (“ATM”) offering through a Form S-3.  We were relying on this ATM offering as an alternative source of funding should we need it.  We expect to file a new Form S-3 for a new ATM offering as soon as we again become S-3 eligible.

FORM 8-K FILED ON FEBRUARY 1, 2011

30. We have read your response to prior comment 61. You indicate that the independent auditor did not provide you with a notice that would have required an Item 4.02 8-K under paragraph (b) of Item 4.02. Please tell us what consideration you gave to paragraph (a) Item 4.02. Given that the financial statements for the year ended March 31, 2010 filed on July 14, 2010 with your initial Annual Report on Form 10-K did not comply with the requirements of Rule 2-02 of Regulation S-X, please tell us what consideration you gave to filing an Item 4.02 8-K. Please specifically address the fact that a qualified opinion is considered to be a substantial deficiency in a SEC filing. If you decide to file an Item 4.02 8-K, please amend your report to include all of the information required by Item 4.02(a) of Form 8-K.

IGC Response:

The audit committee did consider the fact that the qualified audit opinion was considered a substantial deficiency in the filing of the initial Form 10-K, but also noted the fact that there were no changes to, or restatement of, the financial statements resulting from the removal of qualification of the auditor’s opinion.  The audit committee also considered that the initial qualified opinion was due to some documents relating to the Sricon de-consolidation that were not provided to the auditors. In light of the foregoing, after consultation with IGC’s independent auditors and consultants, the audit committee concluded that the qualified opinion, while a substantial deficiency, did not amount to an ‘error’ warranting the filing of an Item 4.02(a) 8-K in the absence of any substantive changes to the content of the financial statements.  The audit committee also noted that information regarding the deficiency of the initial auditor’s opinion was disclosed both in the amended Form 10-K for the fiscal year ended March 31, 2010 and in the Form 8-K filed by IGC in connection with the filing of the amended Form 10-K.

While not part of the audit committee’s deliberations at the time, we note that Item 4.02(a) of Form 8-K requires disclosure if an issuer determines that previously issued financial statements “should no longer be relied upon because of an error in such financial statements as addressed in Accounting Principles Board Opinion No. 20, as may be modified, supplemented or succeeded.” APB Opinion 20 has been replaced by the pre-codified SFAS 154.  SFAS 154 defines an ‘error’ in the financial statements as an error in recognition, measurement, presentation, or disclosure in financial statements resulting from mathematical mistakes, mistakes in the application of GAAP, or oversight or misuse of facts that existed at the time the financial statements were prepared. After consultation with IGC’s independent auditors and consultants, we do not believe that the qualified opinion amounted to an ‘error’ in the financial statements as per SFAS 154 in the absence of any subsequent substantive changes, or any subsequent changes whatsoever, to the content of the financial statements.

Share transfer and the repayment of loan agreement between IGC Mauritius and Sricon Mauritius

Summary of the CODM report for the quarter ended March 31, 2010

March'10 Performance				USD ('000)
	Quarter ended December 31, 2009	Quarter ended March 31, 2010	Year ended March 31, 2010	Year ended March 31, 2009
Sales				
TBL IGC Mining IGC Material IGC Logistics Sricon (up to Sept 09)				
Total				
COGS				
Gross Margin				
Other Income				
GS&A				
EBIDT				
Financial charges

Depreciation				
EBT				
Income Tax				
Net Profit/(Loss)				
Selected Balance Sheet Items				
Accounts Receivable				
Days of Sales Outstanding				
Inventory				
Turns				
Accounts payable				
Cash Flow				
Beginning Cash Balance				
Sources				
Equity Earnings Note payable to Oliveira Borrowings Related party borrowings

Trade payables				
Other liabilities				
Total Sources				
Uses				
Increase in A/R (including unbilled)				
Increase in Inventory				
Capital Expenditure				
Goodwill				
BOT				
Investments				
Related party receivables				
Increase in restricted cash				
Other assets				
Total Uses				
Ending Cash Balance				
Cash Flow	-	-	-	-
Important highlights